

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

December 7, 2009

Ira M. Burns
Executive Vice President and Chief Financial Officer
World Fuel Services Corporation
9800 Northwest 41st Street
Suite 400
Miami, Florida 33178

> **Re:** **World Fuel Services Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Response letter dated November 9, 2009**
> **File No. 1-09533**

Dear Mr. Burns:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director